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                           November 6, 2020

       Rostislav Raykov
       Chief Executive Officer, Director
       Fennec Pharmaceuticals Inc.
       PO Box 13628, 68 TW Alexander Drive
       Research Triangle Park, NC 27709

                                                        Re: Fennec
Pharmaceuticals Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 30,
2020
                                                            File No. 333-249775

       Dear Mr. Raykov:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Garett Sleichter, Esq.